Via Facsimile and U.S. Mail
Mail Stop 4720

April 21, 2010

Mr. Jeffrey Hall
EVP & CFO
Express Scripts, Inc.
One Express Way
St. Louis, MO 63121

Re:     **Express Scripts, Inc.**
        **Form 10-K for the Fiscal Year Ended December 31, 2009**
        **Form 8-K filed February 24, 2010**
        **File No. 0-20199**

Dear Mr. Hall:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2009**

General

1.  We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Critical Accounting Policies
Goodwill and Intangible Assets, page 31

2.  You disclose that "[d]uring 2009, the valuations of certain reporting units in our EM segment yielded fair values relatively close to the carrying value. However, no impairment existed for any of our reporting units at December 31, 2009 or 2008." Please provide the following disclosures for each reporting unit that is at risk of failing step one in the goodwill impairment test:

    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - Amount of goodwill allocated to the reporting unit;
    - Description of the methods and key assumptions used and how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources
Operating Cash Flow and Capital Expenditures, page 37

3.  You state that your allowance for doubtful accounts as a percentage of accounts receivable decreased from 6.2% at December 31, 2009 to 3.7% at December 31, 2009 primarily due to the increase in accounts receivable balance from the NextRx acquisition from WellPoint. Please revise your disclosure to explain why the receivables from NextRx appear to be substantially more collectible than those related to your other businesses.

Senior Notes, page 38

4.  Please file as exhibits documents evidencing the $2.5 billion of Senior Notes discussed on page 38 of the filing, including the $1.0 billion aggregate principal amount of 5.250% Senior Notes due in 2012, the $1.0 billion aggregate principal amount of 6.250% Senior Notes due in 2014 and the $500 million aggregate principal amount of 7.250% Senior Notes due in 2019. See Item 601(b)(4) of Regulation S-K.

Bank Credit Facility, page 39

5.  Given that $1.34 billion of your debt matures in October 2010 and you have cash and cash equivalents of approximately $1.1B, please disclose how the

company anticipates paying the debt and the expected effect this will have on your results of operations, financial position and liquidity.

Notes to Consolidated Financial Statements
3. Changes in business
Acquisitions, page 53

6. Regarding your acquisition of NextRx from WellPoint, please address the following:

- Tell us your accounting basis for including the 10 year PBM agreement with WellPoint in your purchase price allocation, which you have indicated as entering into at the closing of the acquisition, as opposed to a separate asset acquisition. Provide the related accounting guidance under GAAP that supports your basis.

- Disclose a more robust discussion of the 10 year contractual arrangement (i.e. what types of services will you provide and to which customers of WellPoint). Your current disclosure is vague.

- Clarify why this arrangement is being amortized using a "pattern of benefit method" over 15 years of which a greater portion of the expense is recorded in the first five years. Explain why a 15 year life is appropriate considering the contractual term is 10 years.

- Tell us your accounting basis for including the amortization of the value ascribed to the PBM agreement as a reduction of revenue.

- Tell us the assumptions you used to fair value the 10 year PBM agreement.

- Provide us further information that justifies why a significant portion of the purchase price allocation is to goodwill. Your current disclosure is vague and generic.

**Form 8-K filed February 24, 2010**

Table 4: 2010 Guidance Information

7. You disclose that you estimate further costs related to the NetRx transaction of $120-$150 million will be incurred in 2010. Tell us what consideration you gave to providing disclosure in MD&A as a known event, trend, uncertainty or commitment and its expected effects on results of operations, financial position and liquidity and/or in the notes to the contractual obligations table presented on page 39 of your 2009 Form 10-K.

*******************

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information.  Detailed letters greatly facilitate our review.  Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters.  Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant